OMB APPROVAL

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                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    GENERAL ELECTRIC COMPANY
    (Last)                 (First)              (Middle)

    3135 Easton Turnpike
    (Street)

    Fairfield            Connecticut               06431
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ValueVision International, Inc. ("VVTV")


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
    N/A

4.  Statement for Month/Year
    June 1999

5.  If Amendment, Date of Original (Month/Year)
    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----
                        Member of Schedule 13D Group
                        ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

        X
    --------  Form filed by One Reporting Person

    --------  Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)
    Code           V


4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)
    Amount         (A) or (D)        Price


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)


6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)













TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Series A Redeemable Convertible Preferred Stock

2.  Conversion or Exercise Price of Derivative Security
    1-for-1

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    1,600,000

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                       See (2)

7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                  1,600,000 (3)

8.  Price of Derivative Security (Instr. 5)
    $8.288

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    5,339,500

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
     (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Common Stock Purchase Warrant

2.  Conversion or Exercise Price of Derivative Security
    See (4)

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    See (5)

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                      4/15/2004


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                 See (5)

8.  Price of Derivative Security (Instr. 5)
    See (6)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    See (5)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
    (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) The Reporting Person and its affiliates, General Electric Capital Services, Inc., General Electric Capital Corporation, G.E. Capital Equity Investments, Inc., National Broadcasting Company Holding, Inc and National Broadcasting Company, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person is the beneficial owner of any securities other than those set forth on this Form 4.

(2) The shares of Series A Redeemable Convertible Preferred Stock (the "Preferred Stock") described are subject to mandatory redemption by the Company on the tenth anniversary of the date of issuance of such Preferred Stock at a price per share equal to $8.288 plus declared and unpaid dividends.

(3)  Subject to customary anti-dilution provisions.

(4) If exercised prior to April 15, 2001, the Common Stock Purchase Warrant (the "Warrant") allows the holder thereof to purchase Common Stock of the Company at a per share price equal to the greater of (a) the greater of
     (i) the 45-trading day trailing average closing price of the Common Stock and (ii) the 150-trading day trailing average closing price and (b) $12.00 (subject to customary anti-dilution provisions). If exercised on or after April 15, 2001, the Warrant allows the holder thereof to purchase Common Stock of the Company at a price per share equal to the greater of (a) the 45-trading day trailing average price of the Common Stock and (ii) $15.00 (subject to customary anti-dilution provisions).

(5) The Warrant allows G.E. Capital Equity Investments, Inc. and its affiliates (the "Restricted Parties") to purchase up to that number of shares of Common Stock that results in the Restricted Parties, at each time the Warrant is exercised, beneficially owning up to (a) 39.9% of the then Adjusted Outstanding Common Stock (as defined in the next sentence) minus (b) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (other than a sale, transfer or disposition to another Restricted Party) prior to and including the date of exercise of the Warrant (subject to customary anti-dilution provisions).
     The "Adjusted Outstanding Common Stock" means, at any time the Warrant is exercised, the total number of shares of Common Stock outstanding, including all shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, all shares of Common Stock issuable upon exercise of any other issued and outstanding warrants to purchase Common Stock held by the Restricted Parties (whether vested or unvested) and all shares of Common Stock purchased pursuant to the subject exercise of the Warrant.

(6) The Warrant was issued to G.E. Capital Equity Investments, Inc. as part of a transaction in which G.E. Capital Equity Investments, Inc. purchased 5,339,500 shares of Preferred Stock. No separate purchase price was allocated to the Warrant.


Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

GENERAL ELECTRIC COMPANY                                   June 2, 1999
                                                           ------------
                                                              Date
By  /s/  Michael Pralle
-----------------------------------------
  Name:  Michael Pralle
  Title: Attorney-in-fact

** Signature of Reporting Person







                               POWER OF ATTORNEY

          The undersigned, General Electric Company, a New York corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

          Name of Attorney:    Joan C. Amble
                               Nancy E. Berton
                               Jeffrey B. Werner
                               Michael A. Gaudino
                               J. Gordon Smith
                               Michael E. Pralle
                               Paul J. Licurai

          Each Attorney shall have the power and authority to do the following:

          To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by General Electric Capital Services, Inc., General Electric Capital Corporation or any of their subsidiaries.

          And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreement sand to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

          Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without afforation of the seal of the Corporation. The Power of Attorney conferred hereby shall be delegable by any Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

          Unless sooner revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 2000.

          IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 30th day of April, 1998.

                                    General Electric Company


     (Corporate Seal)               By: /s/ Philip D. Arneen
                                        ------------------------------------
                                        Philip D. Arneen, Vice President


Attest:


/s/ Robert E. Healing
-------------------------------------------
Robert E. Healing, Attesting Secretary






























                                      -2-



                                               OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:               December 31, 2001
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    NATIONAL BROADCASTING COMPANY HOLDING, INC.
    (Last)                 (First)              (Middle)

    30 Rockefeller Plaza
    (Street)

    New York              New York                 10112
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ValueVision International, Inc. ("VVTV")


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
    N/A

4.  Statement for Month/Year
    June 1999

5.  If Amendment, Date of Original (Month/Year)
    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----
                        Member of Schedule 13D Group
                        ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

        X
    --------  Form filed by One Reporting Person

    --------  Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)
    Code           V


4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)
    Amount         (A) or (D)         Price


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)


6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)













TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Series A Redeemable Convertible Preferred Stock

2.  Conversion or Exercise Price of Derivative Security
    1-for-1

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    1,600,000

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                       See (2)

7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                  1,600,000 (3)

8.  Price of Derivative Security (Instr. 5)
    $8.288

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    5,339,500

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
     (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Common Stock Purchase Warrant

2.  Conversion or Exercise Price of Derivative Security
    See (4)

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    See (5)

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                      4/15/2004


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                 See (5)

8.  Price of Derivative Security (Instr. 5)
    See (6)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    See (5)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
    (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) The Reporting Person and its affiliates, General Electric Capital Services, Inc., General Electric Capital Corporation, General Electric Company, G.E. Capital Equity Investments, Inc., National Broadcasting Company Holding, Inc and National Broadcasting Company, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person is the beneficial owner of any securities other than those set forth on this Form 4.

(2) The shares of Series A Redeemable Convertible Preferred Stock (the "Preferred Stock") described are subject to mandatory redemption by the Company on the tenth anniversary of the date of issuance of such Preferred Stock at a price per share equal to $8.288 plus declared and unpaid dividends.

(3)  Subject to customary anti-dilution provisions.

(4) If exercised prior to April 15, 2001, the Common Stock Purchase Warrant (the "Warrant") allows the holder thereof to purchase Common Stock of the Company at a per share price equal to the greater of (a) the greater of (i) the 45-trading day trailing average closing price of the Common Stock and
     (ii) the 150-trading day trailing average closing price and (b) $12.00 (subject to customary anti-dilution provisions). If exercised on or after April 15, 2001, the Warrant allows the holder thereof to purchase Common Stock of the Company at a price per share equal to the greater of (a) the 45-trading day trailing average price of the Common Stock and (ii) $15.00 (subject to customary anti-dilution provisions).

(5) The Warrant allows G.E. Capital Equity Investments, Inc. and its affiliates (the "Restricted Parties") to purchase up to that number of shares of Common Stock that results in the Restricted Parties, at each time the Warrant is exercised, beneficially owning up to (a) 39.9% of the then Adjusted Outstanding Common Stock (as defined in the next sentence) minus
     (b) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (other than a sale, transfer or disposition to another Restricted Party) prior to and including the date of exercise of the Warrant (subject to customary anti-dilution provisions).

     The "Adjusted Outstanding Common Stock" means, at any time the Warrant is exercised, the total number of shares of Common Stock outstanding, including all shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, all shares of Common Stock issuable upon exercise of any other issued and outstanding warrants to purchase Common Stock held by the Restricted Parties (whether vested or unvested) and all shares of Common Stock purchased pursuant to the subject exercise of the Warrant.

(6) The Warrant was issued to G.E. Capital Equity Investments, Inc. as part of a transaction in which G.E. Capital Equity Investments, Inc. purchased 5,339,500 shares of Preferred Stock. No separate purchase price was allocated to the Warrant.


Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

NATIONAL BROADCASTING COMPANY HOLDING, INC.                June 2, 1999
                                                           ------------
                                                              Date
By /s/ Mark W. Begor
    ------------------------------
  Name: Mark W. Begor
  Title: Treasurer

** Signature of Reporting Person







                                                  OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:               December 31, 2001
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    NATIONAL BROADCASTING COMPANY, INC.
    (Last)                 (First)              (Middle)

    30 Rockefeller Plaza
    (Street)

    New York              New York                 10112
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ValueVision International, Inc. ("VVTV")


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
    N/A

4.  Statement for Month/Year
    June 1999

5.  If Amendment, Date of Original (Month/Year)
    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----
                        Member of Schedule 13D Group
                        ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

        X
    --------  Form filed by One Reporting Person

    --------  Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)
    Code           V


4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)
    Amount         (A) or (D)         Price


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)


6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)













TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Series A Redeemable Convertible Preferred Stock

2.  Conversion or Exercise Price of Derivative Security
    1-for-1

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    1,600,000

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                       See (2)

7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                  1,600,000 (3)

8.  Price of Derivative Security (Instr. 5)
    $8.288

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    5,339,500

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
     (D)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Common Stock Purchase Warrant

2.  Conversion or Exercise Price of Derivative Security
    See (4)

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    See (5)

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                      4/15/2004


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                 See (5)

8.  Price of Derivative Security (Instr. 5)
    See (6)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    See (5)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
    (D)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) The Reporting Person and its affiliates, General Electric Capital Services, Inc., General Electric Capital Corporation, General Electric Company, National Broadcasting Company Holding, Inc and G.E. Capital Equity Investments, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. The Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person is the beneficial owner of any securities other than those set forth on this Form 4.

(2) The shares of Series A Redeemable Convertible Preferred Stock (the Preferred Stock") described are subject to mandatory redemption by the Company on the tenth anniversary of the date of issuance of such Preferred Stock at a price per share equal to $8.288 plus declared and unpaid dividends.

(3)  Subject to customary anti-dilution provisions.

(4) If exercised prior to April 15, 2001, the Common Stock Purchase Warrant (the "Warrant") allows the holder thereof to purchase Common Stock of the Company at a per share price equal to the greater of (a) the greater of (i) the 45-trading day trailing average closing price of the Common Stock and
     (ii) the 150-trading day trailing average closing price and (b) $12.00 (subject to customary anti-dilution provisions). If exercised on or after April 15, 2001, the Warrant allows the holder thereof to purchase Common Stock of the Company at a price per share equal to the greater of (a) the 45-trading day trailing average price of the Common Stock and (ii) $15.00 (subject to customary anti-dilution provisions).

(5) The Warrant allows G.E. Capital Equity Investments, Inc. and its affiliates (the "Restricted Parties") to purchase up to that number of shares of Common Stock that results in the Restricted Parties, at each time the Warrant is exercised, beneficially owning up to (a) 39.9% of the then Adjusted Outstanding Common Stock (as defined in the next sentence) minus
     (b) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (other than a sale, transfer or disposition to another Restricted Party) prior to and including the date of exercise of the Warrant (subject to customary anti-dilution provisions).

     The "Adjusted Outstanding Common Stock" means, at any time the Warrant is exercised, the total number of shares of Common Stock outstanding, including all shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, all shares of Common Stock issuable upon exercise of any other issued and outstanding warrants to purchase Common Stock held by the Restricted Parties (whether vested or unvested) and all shares of Common Stock purchased pursuant to the subject exercise of the Warrant.

(6) The Warrant was issued to G.E. Capital Equity Investments, Inc. as part of a transaction in which G.E. Capital Equity Investments, Inc. purchased 5,339,500 shares of Preferred Stock. No separate purchase price was allocated to the Warrant.


Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

NATIONAL BROADCASTING COMPANY, INC.                        June 2, 1999
                                                           ------------
                                                              Date
By /s/ Mark W. Begor
------------------------------------------
  Name:  Mark W. Begor
  Title: Executive Vice President & CFO

** Signature of Reporting Person







                                                  OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:               December 31, 2001
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    GENERAL ELECTRIC CAPITAL SERVICES, INC.
    (Last)                 (First)              (Middle)

    260 Long Ridge Road
    (Street)

    Stamford             Connecticut               06297
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ValueVision International, Inc. ("VVTV")


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
    N/A

4.  Statement for Month/Year
    June 1999

5.  If Amendment, Date of Original (Month/Year)
    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----
                        Member of Schedule 13D Group
                        ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

        X
    --------  Form filed by One Reporting Person

    --------  Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)
    Code           V


4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)
    Amount         (A) or (D)         Price


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)


6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)











TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Series A Redeemable Convertible Preferred Stock

2.  Conversion or Exercise Price of Derivative Security
    1-for-1

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    1,600,000

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                       See (2)

7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                  1,600,000 (3)

8.  Price of Derivative Security (Instr. 5)
    $8.288

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    5,339,500

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
     (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Common Stock Purchase Warrant

2.  Conversion or Exercise Price of Derivative Security
    See (4)

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    See (5)

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                      4/15/2004


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                 See (5)

8.  Price of Derivative Security (Instr. 5)
    See (6)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    See (5)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
    (I)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) The Reporting Person and its affiliates, G.E. Capital Equity Investments, Inc., General Electric Company, National Broadcasting Company Holding, Inc and National Broadcasting Company, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer. the Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting person is the beneficial owner of any securities other than those set forth on this Form 4.

(2) The shares of Series A Redeemable convertible preferred Stock (the "Preferred Stock") described are subject to mandatory redemption by the Company on the tenth anniversary of the date of issuance of such Preferred Stock at a price per share equal to $8.288 plus declared and unpaid dividends.

(3)  Subject to customary anti-dilution provisions.

(4) If exercised prior to April 15, 2001, the Common Stock Purchase Warrant (the "Warrant") allows the holder thereof to purchase common Stock of the Company at a per share price equal to the greater of (a) the greater of (i) the 45-trading day trailing average closing price and (b) $12.00 (subject to customary anti-dilution provisions). If exercised on or after April 15, 2001, the Warrant allows the holder thereof to purchase Common Stock of the Company at a price per share equal to the greater of (a) the 45-trading day trailing average price of the Common Stock and (ii) $15.00
     (subject to customary anti-dilution provisions).

(5) The Warrant allows G.E. Capital Equity Investments, Inc. and its affiliates (the "Restricted parties") to purchase up to that number of shares of Common Stock that results in the Restricted parties, at each time the Warrant is exercised, beneficially owning up to (a) 39.9% of the then Adjusted Outstanding Common Stock (as defined in the next sentence) minus
     (b) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (other than a sale, transfer or disposition to another Restricted Party) prior to and including the date of exercise of the Warrant (subject to customary anti-dilution provisions). The "Adjusted Outstanding Common Stock" means, at any time the Warrant is exercised, the total number of shares of Common Stock outstanding, including all shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, all shares of Common Stock issuable upon exercise of any other issued and outstanding warrants to purchase Common Stock held by the Restricted parties (whether vested or unvested) and all shares of Common Stock purchased pursuant to the subject exercise of the Warrant.

(6) The Warrant was issued to G.E. Capital Equity Investments, Inc. as part of a transaction in which G.E. Capital Equity Investments, Inc. purchased 5,339,500 shares of Preferred Stock. No Separate purchase price as allocated to the Warrant.


Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

GENERAL ELECTRIC CAPITAL SERVICES, INC.                    June 2, 1999
                                                           ------------
                                                              Date
By /s/ Michael Pralle
   -------------------------------
  Name: Michael Pralle
  Title: Attorney-in-fact

GENERAL ELECTRIC CAPITAL CORPORATION


By: /s/ Michael Pralle
   -------------------------------
  Name:  Michael Pralle
  Title: Vice President

** Signature of Reporting Person







                            Joint Filer Information



Name:                     GENERAL ELECTRIC CAPITAL CORPORATION

Address:                  260 Long Ridge Road
                          Stamford, CT  06927

Designated Filer:         GENERAL ELECTRIC CAPITAL SERVICES, INC.

Issue  Ticker Symbol:     VALUEVISION INTERNATIONAL, INC. (VVTV)

Date of Event
Requiring Statement:      6/2/99

                               POWER OF ATTORNEY

          The undersigned, General Electric Capital Services, Inc., a Delaware corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

          Name of Attorney:    Michael A. Gaudino
                               J. Gordon Smith
                               Michael E. Pralle
                               Paul J. Licurai

          Each Attorney shall have the power and authority to do the following:

          To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange At of 1934 on behalf of the Corporation with regard to any securities owned by the Corporation, General Electric Capital Corporation or any of their subsidiaries.

          And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

          Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serv without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

          Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 2000.

          IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 30th day of April, 1998.

                               General Electric Capital Services, Inc.

     (Corporate Seal)
                               By: /s/ Nancy E. Barton
                                            ----------------------------------
                                   Nancy E. Barton, Senior Vice President

Attest:


/s/ Brian T. McAnaney
----------------------------------------
Brian T. McAnaney, Assistant Secretary

                                                  OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:               December 31, 2001
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    GE CAPITAL EQUITY INVESTMENTS, INC.
    (Last)                 (First)              (Middle)

    c/o 120 Long Ridge Road
    (Street)

    Stamford             Connecticut               06297
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ValueVision International, Inc. ("VVTV")


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
    N/A

4.  Statement for Month/Year
    June 1999

5.  If Amendment, Date of Original (Month/Year)
    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----
                        Member of Schedule 13D Group
                        ----------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

        X
    --------  Form filed by One Reporting Person

    --------  Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)
    Code           V


4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)
    Amount         (A) or (D)         Price


5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)


6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)













TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Series A Redeemable Convertible Preferred Stock

2.  Conversion or Exercise Price of Derivative Security
    1-for-1

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    1,600,000

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                       See (2)

7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                  1,600,000 (3)

8.  Price of Derivative Security (Instr. 5)
    $8.288

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    5,339,500

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
     (D)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
            OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
            WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative Security (Instr. 3)
    Common Stock Purchase Warrant

2.  Conversion or Exercise Price of Derivative Security
    See (4)

3.  Transaction Date (Month/Day/Year)
    6/2/99

4.  Transaction Code (Instr. 8)
    Code           V
    P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)                          (D)
    See (5)

6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable             Expiration Date
    4/15/99                      4/15/2004


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title                        Amount or Number of Shares
    Common Stock                 See (5)

8.  Price of Derivative Security (Instr. 5)
    See (6)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    See (5)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)
    (D)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) The Reporting Person and its affiliates, General Electric Capital Services, Inc., General Electric Capital Corporation, General Electric Company, National Broadcasting Company Holding, Inc and National Broadcasting Company, Inc. may be deemed to constitute a "group" as such term is defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to holdings of equity securities of the Issuer.
     The Reporting Person does not affirm the existence of a "group" for such purposes and this statement should not be construed as an admission that the Reporting Person is the beneficial owner of any securities other than those set forth on this Form 4.

(2) The shares of Series A Redeemable Convertible Preferred Stock (the "Preferred Stock") described are subject to mandatory redemption by the Company on the tenth anniversary of the date of issuance of such Preferred Stock at a price per share equal to $8.288 plus declared and unpaid dividends.

(3)  Subject to customary anti-dilution provisions.

(4) If exercised prior to April 15, 2001, the Common Stock Purchase Warrant (the "Warrant") allows the holder thereof to purchase Common Stock of the Company at a per share price equal to the greater of (a) the greater of (i) the 45-trading day trailing average closing price of the Common Stock and
     (ii) the 150-trading day trailing average closing price and (b) $12.00 (subject to customary anti-dilution provisions). If exercised on or after April 15, 2001, the Warrant allows the holder thereof to purchase Common Stock of the Company at a price per share equal to the greater of (a) the 45-trading day trailing average price of the Common Stock and (ii) $15.00 (subject to customary anti-dilution provisions).

(5) The Warrant allows G.E. Capital Equity Investments, Inc. and its affiliates (the "Restricted Parties") to purchase up to that number of shares of Common Stock that results in the Restricted Parties, at each time the Warrant is exercised, beneficially owning up to (a) 39.9% of the then Adjusted Outstanding Common Stock (as defined in the next sentence) minus
     (b) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (other than a sale, transfer or disposition to another Restricted Party) prior to and including the date of exercise of the Warrant (subject to customary anti-dilution provisions).

     The "Adjusted Outstanding Common Stock" means, at any time the Warrant is exercised, the total number of shares of Common Stock outstanding, including all shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, all shares of Common Stock issuable upon exercise of any other issued and outstanding warrants to purchase Common Stock held by the Restricted Parties (whether vested or unvested) and all shares of Common Stock purchased pursuant to the subject exercise of the Warrant.

(6) The Warrant was issued to G.E. Capital Equity Investments, Inc. as part of a transaction in which G.E. Capital Equity Investments, Inc. purchased 5,339,500 shares of Preferred Stock. No separate purchase price was allocated to the Warrant.


Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

G.E. CAPITAL EQUITY INVESTMENTS, INC.                      June 2, 1999
                                                           ------------
                                                              Date
By /s/ Michael Pralle
   ----------------------------------
  Name: Michael Pralle
  Title:President

** Signature of Reporting Person